United States Commodity Index Funds Trust

April 19, 2013

EDGAR Operations Branch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	United States Commodity Index Funds Trust (the “Registrant”)
United States Agriculture Index Fund (File No. 333-187517)
United States Copper Index Fund (File No. 333-187518)
United States Metals Index Fund (File No. 333-187516)
Rule 477 Request for Withdrawal of Registration Statements on Form S-3

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the United States Commodity Funds LLC as Sponsor to the United States Commodity Index Funds Trust (the “Registrant”) and its United States Agriculture Index Fund, United States Copper Index Fund and United States Metals Index Fund, hereby respectfully requests the withdrawal of the following Registration Statements on Form S-3:

—	Form S-3 of United States Agriculture Index Fund (SEC Accession No. 0001193125-13-124773) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2013;

—	Form S-3 of United States Copper Index Fund (SEC Accession No. 0001193125-13-124803) filed with the SEC on March 26, 2013; and

—	Form S-3 of United States Metals Index Fund (SEC Accession No. 0001193125-13-124756) filed with the SEC on March 26, 2013.

The Sponsor on behalf of the Registrant requests that the above-listed Form S-3 Registration Statement filings be withdrawn at the request of the SEC Staff. The Sponsor on behalf of the Registrant confirms that no securities were sold in reliance on these Form S-3 Registration Statements.

We appreciate your assistance with this matter. If you have any questions regarding this request, please contact Heather Harker, General Counsel of United States Commodity Funds LLC at 804-894-8075 or via email at hharker@unitedstatesoilfund.com.

Very truly yours:

/s/ Howard Mah
Howard Mah
Management Director
United States Commodity Funds LLC

Cc:    Heather Harker, General Counsel

United States Commodity Funds LLC

1999 Harrison Street Suite 1530

Oakland CA 94612

Phone: 510.522.9600 | Fax: 510.522.9604